SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2017
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TRADING POLICY FOR SECURITIES ISSUED BY THE COMPANY

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1. PURPOSE

To establish guidelines to be observed and complied with by all those persons associated with the trading of securities issued by Companhia Paranaense de Energia - Copel (Holding).

2. CONCEPTS

2.1 - CONTROLLING SHAREHOLDER

The shareholder or group of shareholders who are bound by a shareholders' agreement or who are under common control and exercising power, directly or indirectly over Copel, pursuant to Law 6,404/76, as amended.

2.2 - STOCK EXCHANGES

Refers to the Brasil, Bolsa, Balcão – B3, the New York Stock Exchange – NYSE and any other stock exchange or organized trading market where the Copel (Holding) is allowed to trade its securities.

2.3 - MANAGER OF THIS POLICY

The Chief Financial and Investor Relations Officer (CFO), who, through the Capital Markets Superintendence, monitors and ensures compliance with the disclosure and trading policies, exercising the responsibilities set forth in the regulations of the Brazilian Securities and Exchange Commission (CVM).

2.4 - MATERIAL ACTS OR FACTS

Any decision from the controlling shareholder, deliberations from the General Meeting or entity of the Company’s management or any act or fact of public-management, technical, business or economicfinancial nature occurred or related to the Copel’s business, that could substantially influence:

•      the securities’ quotation;

•      the investors’ decision to buy, sell or maintain securities; or

•      shareholders’ decisions to exercise any of the rights inherent to their status as holders of securities issued by Copel (Holding).

Note: with the purpose of facilitating the identification of situations that constitute Material Acts or Facts, the examples of such situations are provided in CVM Instruction 358, dated January 3, 2002, as amended, in the sole paragraph of Article 2.

2.5 - SECURITIES

Any shares, certificates of receivables, subscription bonus, receipts and subscription rights, promissory notes, call or put options or derivatives of any kind, or any other securities or collective investment agreements issued by Copel or to them referenced that, by legal determination, are considered as "securities", on the approval date of this Policy or that may be subsequently created.

2.6 - STOCK OPTIONS

Right to acquire shares issued by the Company granted to board members and other employees, under the terms of Stock Option Guarantee Plan approved by the General Meeting.

2.7 - RELATED PERSONS

Within the context of Copel, its direct and indirect controlling shareholders, executive officers, members of the board of directors, fiscal council and any other statutory body with technical or advisory functions, managers and employees, service providers and other professionals who, as a result of the exercise of their duties, have access to information regarding to material act or fact.

TRADING POLICY FOR SECURITIES ISSUED BY THE COMPANY

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2.8 - DECLARATION OF COMPLIANCE

Official instrument signed by the related person and recognized by the Copel (Holding).

3. GUIDELINES

3.1 - The trading of Copel's securities is prohibited by related persons with knowledge of information regarding to material act or fact prior to the public disclosure, pursuant to Copel Policy Rule (NPC) 0103 - Policy for the Disclosure of Material Information and the Preservation of Confidentiality.

3.2 - The trading, investment advice, or assistance on Copel's securities provided by related parties is prohibited starting as of 15 (fifteen) days prior to the disclosure of Copel's quarterly (ITR) and annual (DFP) results, in accordance with CVM Instruction 358/2002.

3.3 - Related persons who have left their positions in Copel’s management prior to the disclosure of business or fact that arose during their period of office are prohibited from trading Copel's securities until:

•      six months as of the date on which they left their position; or

•      until the disclosure of the Material Fact or Act to the market, unless, in this second hypothesis, the trading of Copel's Securities after the disclosure of the Material Fact or Act may interfere with the business’ conditions, causing losses to the Company's shareholders or to the Company itself.

Note: Among the alternatives mentioned above, the event that occurs first will always prevail.

3.4 - The prohibition of this Trading Policy includes trading directly or indirectly undertaken by related persons, with the exception of the operations of funds where the related persons are quota holders, provided that these funds are not exclusive investment funds or investment funds in which the decisions of the fund manager are directly influenced by any related person.

3.5 - Related persons are prohibited from trading securities until conclusion of the following processes:

•         whenever the acquisition or sale of shares issued by Copel is executed by the Company, its subsidiaries, affiliated companies or other companies under common control, or if an option or mandate has been granted for the same purpose;

•         whenever an agreement or contract has been executed for the transfer of Copel’s shareholding control, or if an option or mandate for same has been granted; and

•         whenever there is an intention of promoting an incorporation, total or partial spin-off, merger, transformation or corporate restructuring of Copel.

3.6 - The prohibitions will no longer apply as soon as the public disclosure of material act or fact to occurs, unless the negotiation with the shares may interfere in the conditions of business, to the detriment of the Company's shareholders or itself.

3.7 - whenever there is an intention of promoting an incorporation, total or partial spin-off, merger, transformation or corporate restructuring of Copel.

4. EXPECTED CONDUCT OF RELATED PERSONS

4.1 - Sign the Compliance Declaration term of this Policy (Attachment I), containing the quantity, characteristics and acquisition from of the shares issued by Copel (Holding).

Note: this applies not only to the related persons identified herein, but also to any other persons for whom Copel deems said adhesion to be necessary.

TRADING POLICY FOR SECURITIES ISSUED BY THE COMPANY

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4.2 - That they immediately inform Copel of any breach of this Policy via the Manager of said Policy.

4.3 - That they ensure that all those persons with whom they maintain commercial or professional relations, or relations of trust, do not trade securities when they have access to undisclosed information regarding to material act or fact, and that they unconditionally comply with the provisions of the instrument of adherence entered into.

5. DISCLOSURE OF INFORMATION ON TRADING BY RELATED PERSONS

5.1 - Related persons are required to inform the manager of this policy their ownership stake and trading activities on securities issued by Copel, on a monthly basis.

5.2 – Related persons are also required to inform the manager of this policy, securities held by: their spouses of which they are not legally separated, their partners, any dependent family member stated in their annual income tax returns and companies which they control either directly or indirectly.

5.3 -  The disclosure referred to in items 5.1 and 5.2 must contain:

a)     the full name and personal qualification of the reporting person, indicating their individual or corporate taxpayer number;

b)    the amount of securities, by type and class (for shares), and other characteristics (for other securities), in addition to the balance position held before and after the trading activity; and

c)     the form of acquisition or sale, price and transaction dates.

5.4 - The disclosure of ownership and trading of securities issued by Copel (Holding) by the related persons must be done within 5 (five) days after the execution of each transaction; on the first business day after the taking of office.

6. DISCLOSURE ON THE ACQUISITION OR SALE OF RELEVANT SHAREHOLDING STAKES

6.1 - The Controlling Shareholders, direct or indirect, and the shareholders that elect members to the Board of Directors or to the Fiscal Council, as well as any natural or legal person or group of persons representing same interests, that reach or reduce their stake, either directly or indirectly, by 5%, 10%, 15% and so forth, of a type or class of shares (or rights over shares) that represent Copel’s capital (Holding) must inform the Manager of this Policy immediately, with the following information:

a)     the full name and personal qualification of the reporting person, indicating their individual or corporate taxpayer number;

b)    the objective for the stake and desired quantity, containing, if applicable, a statement that the transaction is not intended to change the control composition or the administrative structure of the Company;

c)     the number of shares and other securities or derivative financial instruments referenced in such transactions, whether physical or financial settlement, specifying the number, class and type of shares;

d)    the indication of any agreement or contract regulating the exercise of voting rights or the purchase and sale of securities issued by the Company; and

e)     if the shareholder is a foreign resident or domiciled abroad, his/her full name or the company name and the individual or corporate taxpayer number of their legal representative in the Country, pursuant to Article 119 of Law No. 6,404 of 1976.

TRADING POLICY FOR SECURITIES ISSUED BY THE COMPANY

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7. PENALTIES

Non-compliance with the obligations and requirements assumed herein, prior defense and observation of due administrative procedures being guaranteed, will subject related persons bound by this Policy to the penalties envisaged in Federal Law 6,385/76. To the related persons who are also employed by Copel, the principles set forth in the Code of Conduct and the penalties of Copel Administrative Rule (NAC) 40301 – Functional Discipline – are also applicable.

8. FINAL PROVISIONS

8.1 - The Manager of this Policy shall maintain, at the headquarters, a list of related persons and their respective personal qualifications, indicating their position or function, address and individual taxpayer’s number.

8.2 - Any doubts regarding the provisions of this Policy, the applicable rules issued by the CVM and/or regarding the need to disclose determined information to the public or not should be resolved with the Manager of this Policy (e-mail: negociacao.crv@copel.com).

9. APPLICABLE LEGISLATION/RULES

a)      CVM Instruction 358/02, as amended by CVM Instructions 369/02, 449/07, 547/14, 552/14, 568/15 and 590/17;

b)      Federal Law 6,385/76 which regulates the securities market;

c)      Federal Law 6,404/76 - Brazilian Corporation Law;

d)  Copel Policy Rule (NPC) 0103 - Disclosure of Material Information and the Preservation of Confidentiality Policy;

e)      Copel Policy Rule (NPC) 0105 - Investor Relations Policy;

f)       Copel Policy Rule (NPC) 0301 - Information Security Policy;

g)      Copel Policy Rule (NPC) 0310 - Communication Policy;

h)      Copel Administrative Rule (NAC) 40301 - Functional Discipline; and

i)       Code of Conduct.

This Policy, approved at the 171st Board of Director's Meeting, on October 18, 2017, updates NPC 0102 of June 21, 2016 and replaces any other normative instruments relating to the subject.

TRADING POLICY FOR SECURITIES ISSUED BY THE COMPANY

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ATTACHMENT I

                                                Protocol nº  _

DECLARATION OF COMPLIANCE

COMPANY SECURITIES TRADING POLICY

DATA FOR REGISTRATION

NAME
COMPANY ID	CPF	ID
ADRESS	Nº	COMPL.
ZIP	CITY	STATE
WORK POSITION	DEPARTMENT

S  T  A  T  E  M  E  N  T

I hereby declare that I have received a copy of the Trading Policy for Securities Issued by the Company, accompanied by the Applicable Definitions, approved by the Board of Directors of Companhia Paranaense de Energia - Copel, at its meeting held on 10/18/2017, forwarded to the CVM, pursuant to CVM Instruction n° 358/2002, and, manifesting full knowledge and agreement with the terms of the Trading Policy for Securities Issued by the Company, obliging me to comply with it unconditionally and unrestrictedly, as well as to contribute to ensuring that related persons by the definitions also comply with them fully.

For the purposes of art. 15 of Inst. CVM 358/02, I hereby declare that I had on this date the following securities issued by Copel:

NUMBER OF SHARES “ON”	INVESTMENT VALUE	VALUE PER SHARE
NUMBER OF SHARES “PNA”	INVESTMENT VALUE	VALUE PER SHARE
NUMBER OF SHARES “PNB”	INVESTMENT VALUE	VALUE PER SHARE

_________________________________

City and date

_________________________________

Signature

1ª Via – Manager of this Policy

2ª Via – Related Person

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date October 31, 2017

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Antonio Sergio de Souza Guetter
Antonio Sergio de Souza Guetter Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.